UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AYALA PHARMACEUTICALS, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05465V108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465V108

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,472,522 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,472,522 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,522 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s Common Stock (“Common Stock”) is comprised of 667,816 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 1,799,999 shares of Common Stock issuable upon exercise of certain Warrants to Purchase Common Stock (the “Warrants”). Pursuant to the terms of the Warrants, a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, and the Issuer shall not effect any exercise of any Warrant, to the extent (but only to the extent) that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% (the “Beneficial Ownership Limitation”) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the “Beneficial Ownership Blocker”). The Beneficial Ownership Limitation may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 1,472,522 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (2) below).

(2) Percentage based on 14,739,960 shares of Common Stock outstanding, which is the sum of (a) 13,935,254 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 15, 2021 (the "Form 10-Q"), plus (b) 804,706 shares of Common Stock issuable upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 05465V108

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,472,522 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,472,522 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,522 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of the Common Stock is comprised of 667,816 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Jeremy C. Green may also be deemed to beneficially own 1,799,999 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, a holder of a Warrant is subject to the Beneficial Ownership Limitation. The Beneficial Ownership Limitation may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 1,472,522 shares of Common Stock reported as beneficially owned by Jeremy C. Green in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (4) below).

(4) Percentage based on 14,739,960 shares of Common Stock outstanding, which is the sum of (a) 13,935,254 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q, plus (b) 804,706 shares of Common Stock issuable upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 05465V108

1	Name of Reporting Person Redmile Capital Offshore II Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 934,521 (5)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 934,521 (5)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 934,521 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.4%(6)
12	Type of Reporting Person (See Instructions) CO

(5) Redmile Capital Offshore II Master Fund, Ltd.’s beneficial ownership of Common Stock is comprised of 279,933 shares of Common Stock and 654,588 shares of common stock issuable upon the exercise of Warrants directly held by Redmile Offshore II Master Fund, Ltd., subject to the Beneficial Ownership Limitation.

(6) Percentage based on 14,589,842 shares of Common Stock outstanding, which is the sum of (a) 13,935,254 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q, plus (b) 654,588 shares of Common Stock issuable upon exercise of certain of the Warrants directly held by Redmile Capital Offshore II Master Fund, Ltd., which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 05465V108

1	Name of Reporting Person Redmile Strategic Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,192,589 (7)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,192,589 (7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,589 (7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.1%(8)
12	Type of Reporting Person (See Instructions) PN

(7) Redmile Strategic Master Fund, LP’s beneficial ownership of Common Stock is comprised of 387,883 shares of Common Stock and 804,706 shares of common stock issuable upon the exercise of Warrants directly held by Redmile Strategic Master Fund, LP, subject to the Beneficial Ownership Limitation.

(8) Percentage based on 14,739,960 shares of Common Stock outstanding, which is the sum of (a) 13,935,254 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q, plus (b) 804,706 shares of Common Stock issuable upon exercise of certain of the Warrants directly held by Redmile Strategic Master Fund, LP., which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

Item 1.

(a)       Name of Issuer

Ayala Pharmaceuticals, Inc.

(b)       Address of Issuer’s Principal Executive Offices

Oppenheimer 4

Rehovot, Israel 7670104

Item 2.

(a)       Names of Persons Filing

Redmile Group, LLC
Jeremy C. Green

Redmile Capital Offshore II Master Fund, Ltd.

Redmile Strategic Master Fund, LP

(b)       Address of Principal Business office or, if None, Residence

Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Jeremy C. Green

c/o Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Redmile Capital Offshore II Master Fund, Ltd.

c/o Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Redmile Strategic Master Fund, LP

c/o Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

(c)      Citizenship

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

Redmile Capital Offshore II Master Fund, Ltd.: Cayman Islands

Redmile Strategic Master Fund, LP: Cayman Islands

(d)      Title of Class of Securities

Common Stock, $0.01 par value

(e)       CUSIP Number

05465V108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)       Amount beneficially owned:

Redmile Group, LLC – 1,472,522*

Jeremy C. Green – 1,472,522*

Redmile Capital Offshore II Master Fund, Ltd. – 934,521**

Redmile Strategic Master Fund, LP – 1,192,589***

(b)       Percent of class:

Redmile Group, LLC – 9.9%****

Jeremy C. Green – 9.9%****

Redmile Capital Offshore II Master Fund, Ltd. – 6.4%*****

Redmile Strategic Master Fund, LP – 8.1%****

(c)        Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,472,522*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,472,522*

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,472,522*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,472,522*

Number of shares as to which Redmile Capital Offshore II Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

934,521**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

934,521**

Number of shares as to which Redmile Strategic Master Fund, LP has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,192,589***

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,192,589***

*	Redmile Group, LLC and Jeremy C. Green’s beneficial ownership of the Common Stock is comprised of 667,816 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, The Redmile Group, LLC and Jeremy C. Green may also be deemed to beneficially own 1,799,999 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 1,472,522 shares of Common Stock reported as beneficially owned by Redmile Group, LLC and Jeremy C. Green in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock.

**	Redmile Capital Offshore II Master Fund, Ltd.’s beneficial ownership of Common Stock is comprised of 279,933 shares of Common Stock and 654,588 shares of common stock issuable upon the exercise of Warrants directly held by Redmile Offshore II Master Fund, Ltd., subject to the Beneficial Ownership Limitation.

***	Redmile Strategic Master Fund, LP’s beneficial ownership of Common Stock is comprised of 387,883 shares of Common Stock and 804,706 shares of common stock issuable upon the exercise of Warrants directly held by Redmile Strategic Master Fund, LP, subject to the Beneficial Ownership Limitation.

****	Percentage based on 14,739,960 shares of Common Stock outstanding, which is the sum of (a) 13,935,254 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q, plus (b) 804,706 shares of Common Stock issuable upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

*****	Percentage based on 14,589,842 shares of Common Stock outstanding, which is the sum of (a) 13,935,254 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q, plus (b) 654,588 shares of Common Stock issuable upon exercise of certain of the Warrants directly held by Redmile Capital Offshore II Master Fund, Ltd., which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

Redmile Strategic Master Fund, LP
By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Redmile Capital Offshore II Master Fund, Ltd.
By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member